SYNSORB BIOTECH INC.

PROXY

Solicited by Management for the Annual General and Special Meeting of
Shareholders to be held on April 3, 2003

        The undersigned shareholder of SYNSORB Biotech Inc. (the “Corporation”) hereby appoints Mr. David Tuer, Chairman of the Board and Chief Executive Officer, or failing him, Mr. Bruce Kenway, Director, or instead of either of the foregoing, ________________________________ as proxyholder, with power of substitution to attend, to act and to vote all common shares of the Corporation set forth below (the “Common Shares”) for and on behalf of the undersigned at the Annual General and Special Meeting of Shareholders to be held on April 3, 2003 at 10:00 a.m. (Calgary time), and at any adjournment thereof (the “Meeting”) and at every poll which may take place in consequence thereof upon the matters which may come before the Meeting, and the undersigned hereby revokes any prior proxy appointing a proxyholder for the undersigned at the Meeting. The proxyholder is instructed to vote:

1.	FOR  or WITHHOLD FROM VOTING ON  the election of those persons named as proposed directors in the Information Circular of the Corporation (the “Information Circular”) prepared in connection with the Meeting.

2.	FOR  or WITHHOLD FROM VOTING ON  the appointment of the auditors named in the Information Circular.

3.	FOR  or AGAINST  the Financing Resolution, the text of which is attached as Schedule “A” to the Information Circular.

4.	FOR  or AGAINST  the Class A Share Resolution, the text of which is attached as Schedule “A” to the Information Circular.

5.	FOR  or AGAINST  the Private Placement Resolution, the text of which is attached as Schedule “A” to the Information Circular.

6.	FOR  or AGAINST  the Name Change Resolution, the text of which is attached as Schedule “A” to the Information Circular.

7.	FOR  or AGAINST  the Option Resolution, the text of which is attached as Schedule “A” to the Information Circular.

8.	On any amendments or variations to matters identified in the notice of the Meeting and on any other matters that may properly come before the Meeting, in such manner as the proxyholder may see fit.

        This solicitation is made on behalf of the Management of the Corporation. The Common Shares will be voted or withheld from voting on any motion, by ballot or otherwise, in accordance with any indicated instructions. In the absence of any instructions above, this proxy will be voted FOR the matters referred to in items 1 through 7 above. If any amendment or variation to the matters identified in the notice of meeting which accompanies this proxy is proposed at the Meeting, or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgement of the proxyholder.

        DATED this _______ day of _____________________, 2003*
        Signature of Shareholder** ___________________________
        Please print name ___________________________________
        Number of Common Shares Held _______________________

*	If this proxy is not dated, it shall be deemed to bear the date on which it is mailed by management.

**	This proxy must be dated and signed by the shareholder or his attorney in writing or, if the shareholder is a body corporate, it must be executed under its corporate seal or by an officer or attorney therefor duly authorized. Persons signing as attorneys, executors, administrators, trustees, etc. should so indicate and provide satisfactory evidence of such authority

NOTE: A shareholder has the right to appoint a proxyholder other than the persons designated in this proxy as his nominee to attend and act for him and on his behalf at the Meeting. To exercise such right, the shareholder should insert the name of his nominee in the blank space provided for that purpose above or complete another proxy. Shareholders who are unable to attend the Meeting are requested to complete this proxy and return it to the Corporation’s transfer agent, Computershare Trust Company of Canada, 6th Floor, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Corporate Trust Department. In order to be valid proxies must be received by Computershare (Calgary) on or before the second last business day preceding the date of the Meeting.